Exhibit 19

INSIDER TRADING

Federal and state securities laws prohibit the purchase or sale of securities by persons who are aware of material nonpublic information about a company, as well as the disclosure of material, nonpublic information about a company to others who then trade in the company’s securities. These transactions are commonly known as “insider trading” and “tipping”, respectively.

Employees, officers and directors of the Company (“Covered Persons”) shall not, directly or indirectly through their families or other third parties, buy or sell the Company’s securities while in possession of material non-public information. To avoid even the appearance of insider trading, Covered Persons shall not trade in options in the company’s stock and shall avoid speculating in the Company’s stock. All Covered Persons shall follow the guidelines on securities trading issued by the Company.

Material information is any information that could reasonably be expected to affect the value of a stock. If a Covered Person is considering buying or selling a stock because of inside information they may possess, they should assume that such information is material. It is also important for the Covered Person to keep in mind that if any trade they make becomes the subject of an investigation by the government, the trade will be viewed after-the-fact with the benefit of hindsight. Consequently, Covered Persons should always carefully consider how their trades would look from this perspective.

The kinds of events or information that are often considered material include, among other things:

o	strategic plans, forecast/volume information	o	significant capital investment plans

o	a significant cybersecurity incident that has not yet been made public	o	financial performance, especially quarterly and year-end earnings

o	new major contracts, orders, suppliers, customers, or finance sources, or the loss thereof	o	significant changes in financial performance outlook or liquidity of the Company

o	negotiations concerning mergers and acquisitions or dispositions	o	major new contracts (or the loss of a major contract)

o	actual or threatened major litigation, or the resolution of such litigation	o	a change in control or a significant change in management

o	impending securities splits, securities dividends or changes in dividends to be paid	o	other favorable or unfavorable business or financial developments, projections or prospects

o	significant changes or developments in regulatory status or impending regulatory action, including approvals or denials of requests for regulatory approval by government agencies

Information should be considered “non-public” until it has been disseminated by the company that it concerns in a manner designed to reach investors generally and investors have been given the opportunity to absorb the information – generally at least two full business days after the date the information was disclosed. The fact that information has been disclosed to a few members of the public does not make such information public for insider trading purposes. In general, officers and directors are presumed to be in possession of material non-public information during each scheduled quarterly, and any specially designated, Blackout period, as described below.

The Company has established permitted trading windows in an attempt to assist officers and directors in avoiding trading in the Company’s securities when they are likely to have material, non-public information about the Company:

●	Quarterly Trading Windows. Provided that no other restrictions on trading in Company securities apply, officers and directors may trade in Company securities only during the period beginning two (2) full trading days following the Company’s widespread public release of quarterly or year-end earnings and ending 30 days before the last day of the following fiscal quarter, except as otherwise determined by the Board.

●	Blackout Periods. From time to time the Company may determine that officers and directors or other employees possess material, non-public information and, in response, establish periods during which no officer or director or other employee, as applicable, may trade in the Company’s securities (a “Blackout”). No Covered Person, whether or not subject to a special Blackout period, may disclose to any outside third party that a special Blackout period has been designated.

●	Officers and directors should pre-clear all trades with the Company’s Compliance Officer (defined below).

Insiders found liable for insider trading may be subject to both civil and criminal penalties. Companies that knowingly and recklessly fail to prevent insider trading by their employees are subject to a civil penalty and a criminal fine. Employees, officers or directors who are found in violation of this Policy will be subject to disciplinary action as outlined in the Employee Handbook, including termination of employment. The Company has appointed the Chief Financial Officer as the compliance officer for this Policy (the “Compliance Officer”). If you have questions about the policy or whether you may trade in securities of the Company at any time without violating the policy, please contact the Compliance officer.

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